[LOGO OMITTED] March 30, 2010
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CLIENT/MATTER NUMBER
063723-0101

Via EDGAR System

Ms. Kimberly A. Browning U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	OCM Mutual Fund (File Nos. 002-90810 and 811-04010)
Amended Registration Statement on Form N-1A
(conforming prospectus for new summary prospectus rules)
Filed on January 29, 2010

Dear Ms. Browning:

On behalf of our client, OCM Mutual Fund, a Massachusetts business trust (Investment Company Act File No. 811-04010), which is comprised of one portfolio, the OCM Gold Fund (the “Gold Fund” or the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced registration statement of the Fund (the “Registration”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration to respond to the Staff’s comments.

Prospectus

3. On the cover page, the Fund indicates that the Classes differ “only” in their ongoing fees and investment eligibility requirements.  However, it appears that they differ in the expenses and sales charges to which they are subject.  Please revise the disclosure accordingly.

Response:  As requested, the Fund will revise the disclosure to read as follows: “The Classes differ in the expenses and sales charges to which they are subject and in their investment eligibility requirements.”

4. Under the “Investment Objective” section for the Fund, please limit the disclosure to the objective.  Move the disclosure on its principal investment strategies to the “Principal Investment Strategies of the Fund” section, and include in such section a definition of a foreign company.

Response:  As requested, the Fund will revise the disclosure to read as follows: “The Fund seeks long-term growth of capital.”  The Fund will also move the referenced disclosure to the “Principal Investment Strategies of the Fund” section where the revised disclosure will read as follows:

“The Fund principally invests (normally at least 80% of its net assets, plus borrowings for investment purposes) in common stocks of domestic and foreign companies of any size engaged in all sectors of the gold mining industry.  A foreign company is one that is organized under the laws of a foreign country and has the principal trading market for its stock in a foreign country.  Under normal market conditions, the Fund will invest primarily in:

•     Senior gold producers, intermediate/ mid-tier gold producers and junior gold producers; and

•     Gold mining exploration and development companies.

When investing the Fund’s assets, the Fund’s investment adviser first considers the price of gold and whether it expects the price of gold to increase or decrease.  The Fund’s investment adviser is a “bottom up” investor.  This means it makes investment decisions on company specific factors. Among the company specific factors the Fund's investment adviser considers are:

 •     sales and earnings growth;

•     the extent of ore holdings;

•     efficiency of mining operations;

•     melting and refinery costs; and

•     capital adequacy to maintain and expand operations.

Since the price of gold is a key factor affecting the revenues of gold producers, the Fund’s investment adviser must also consider the price of gold in its “bottom up” analysis.  The Fund will sell a security if its investment adviser believes a company’s fundamentals will deteriorate or if it believes a company’s stock has little potential for further appreciation.”

5. Under the “Fund Fees and Expenses” section, please revise the disclosure in the first paragraph to change the reference “the table below describes” to “this table describes” and the reference “under the headings” to “in the headings.”  Revise the line item “Maximum Deferred Sales Charge (Load) Imposed on Reinvested Dividends and Distributions” to eliminate the word “Deferred.”  Delete the footnotes to the line items “Distribution and/or Service (12b-1) Fees” and “Other Expenses,” and put a footnote on the “Total Annual Fund Operating Expenses” to indicate that the expenses for the new Class are estimated.  Please confirm that expenses related to passive foreign investment companies are reflected in the “Other Expenses” of the Fund.

Response:  The Fund will revise the disclosure as requested.  The footnote will read: “Expenses for Advisor Class shares are based on estimated amounts.”  The Fund confirms that expenses related to passive foreign investment companies are reflected in the “Other Expenses” of the Fund.

6. Under the “Principal Investment Strategy of the Fund” section, revise the heading to read “Principal Investment Strategies of the Fund.”  In the disclosure under this section, revise the word “mainly” to “principally,” and confirm that the Fund invests principally in common stocks and not other equity securities (see also the disclosure under the “Investment Objective, Strategies and Risks” section, which references other equity securities, and revise accordingly), and revise the disclosure to include a more robust disclosure of the Fund’s principal investment strategies, including when the Fund will sell shares.  If investments in royalty companies and other precious metals are not principal investments, then please delete this disclosure.  If applicable, include principal risk specific to exploration, development and royalty companies and other precious metals, and risks related to medium capitalization and micro capitalization companies.  Confirm that you have included a gold price risk, and that there is not a separate or excise tax related to passive foreign investment companies.

Response:  The Fund will revise the disclosure as requested.  See comment 4 above for the revised disclosure under the “Principal Investment Strategy of the Fund” section.  The Fund believes that there are not principal risks specific to exploration and development companies that are not covered by the existing risks, and the Fund has not included risks related to royalty companies, micro capitalization companies and other precious metals as these are not principal investments of the Fund.  The Fund confirms that the risk “Precious Metals Producers Risk” contains a gold price risk, and the Fund has revised the header for this risk to read “Gold and Precious Metals Risk.”  The Fund confirms that it invests principally in common stocks and not other equity securities.  The Fund is not subject to a separate or excise tax in relation to its investments in passive foreign investment companies.  Instead, it is subject to an interest charge and ordinary income tax treatment in connection with such investments.  The Fund will include a risk factor for medium capitalization companies that will read as follows:

“Medium Capitalization Companies Risk: Medium capitalization companies tend to be more susceptible to adverse business or economic events than large capitalization companies, and there is a risk that the securities of medium capitalization companies may have limited liquidity and greater price volatility than securities of large capitalization companies.”

7. Under the “Performance Information” section, please revise the reference “returns over time” to “returns over one, five and ten years.”  Also, revise the “Average Annual Total Returns” table to eliminate the footnotes, which may be moved to act as a lead in paragraph to the table.  Please explain why the Fund uses the S&P 500 Index.

Response:  The Fund will revise the discussion as requested.  The Fund uses the S&P 500 Index as it believes this is the most appropriate broad-based securities market index for the Fund.  The paragraph that will precede the “Average Annual Total Returns” table will read as follows:

“The average annual total returns below reflect the maximum sales charge of 4.50%.  The after-tax returns below were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund’s return after taxes on distributions and sale of Fund shares may be higher than its return before taxes and its return after taxes on distributions because it may include a tax benefit resulting from capital losses that would have been incurred.”

8. Under the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please revise the discussion to delete the following sentence: “Specifically, the Fund and/or OCM may pay fees to broker-dealers and other financial intermediaries to compensate them for the services they provide their customers, to reimburse them for the marketing expenses they incur, or to pay for the opportunity to have them distribute the Fund.”

Response:  The Fund will revise the discussion as requested.

9. Under the “Investment Objective, Strategies and Risks” section, please revise the discussion to delineate between principal and non-principal items.  Also, please revise the disclosure to define other precious metals.

Response:  The Fund will revise the discussion as requested.  Specifically, the Fund will revise the sub-header “Risks” to read “Non-Principal Risks” and will revise the “How We Invest Our Assets” section to read as follows:

“Principal Strategies

When investing the Fund’s assets, the Fund’s investment adviser, OCM , first considers the price of gold and whether it expects the price of gold to increase or decrease.  OCM primarily invests in common stocks of senior gold producers and intermediate/mid-tier gold producers, and invests to a lesser extent in junior gold producers and exploration and development companies. The prices of common stocks of senior or “major” gold producers tend to be sensitive to changes in the price of gold. Senior gold producers are companies with more established producing mines than intermediate/mid-tier or junior gold producers. All such gold producers include companies involved in mining, processing or dealing in gold. OCM believes that because of gold’s monetary value, securities of gold mining companies offer an opportunity to achieve long-term growth of capital and to protect wealth against eroding monetary values.

OCM is a “bottom up” investor. This means it makes investment decisions on company specific factors. Among the company specific factors OCM considers are:

•           sales and earnings growth;

•           the extent of ore holdings;

•           efficiency of mining operations;

•           melting and refinery costs; and

•           capital adequacy to maintain and expand operations.

The Fund will sell a security if OCM believes a company’s fundamentals will deteriorate or if it believes a company’s stock has little potential for further appreciation.  Since the price of gold is a key factor affecting the revenues of gold producers, OCM must consider the price of gold in its “bottom up” analysis.  For example, many exploration and development companies become significantly more attractive investments as the price of gold rises.

 Non-Principal Strategies

Because of OCM’s emphasis on gold’s monetary value, the Fund will only invest a small portion of its assets in securities of companies producing other precious metals. These other precious metals include silver, platinum and palladium.  The Fund may also purchase gold, silver, platinum and palladium bullion as well as gold or silver coins.  When the Fund purchases coins, it purchases coins for their metallic value, not for their currency or numismatic value.  The Fund may invest indirectly in gold bullion through the purchase of shares of exchange-traded funds that invest in gold bullion (“Gold ETFs”).  In any event, the Fund may not invest more than 20% of its total assets in the investments described in this paragraph.

A Gold ETF is a publicly-traded trust that acquires and holds underlying investments on a transparent basis.  Because a Gold ETF has operating expenses and transaction costs, while the price of gold bullion does not, a Gold ETF will sell gold from time to time to pay expenses.  This will reduce the amount of gold represented by each Gold ETF share, irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. Gold ETFs that invest in gold bullion generally are not regulated as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”).  An investment in a Gold ETF is subject to all of the risks of investing in the assets held by the Gold ETF.  In addition, the market value of the shares of the Gold ETF may differ from their net asset value because the supply and demand in the market for shares of the Gold ETF at any point in time is not always identical to the supply and demand in the market for the underlying assets.  Gold ETFs also have management fees that are part of their costs, and the Fund will indirectly bear its proportionate share of these costs. Under certain circumstances, a Gold ETF could be terminated.  Should termination occur, the Gold ETF could have to liquidate its holdings at a time when the price of gold is falling.”

10. Under the “The Fund’s Share Price” section, please revise the discussion to clarify that the Board of Trustees is ultimately responsible for the fair valuation of the Fund’s  portfolio securities.  Also, please confirm that you have a definition of good order in the disclosure.

Response:  The Fund will revise the discussion as requested.  The Fund notes that the disclosure includes the following definition of good order: “A purchase or redemption request is considered to be “in good order” when all necessary information is provided and all required documents are properly completed, signed and delivered.”  The Fund will revise the disclosure on fair valuation as follows: “When market quotations are not readily available or are deemed unreliable, the Fund values the securities that it holds at fair value as determined in good faith by OCM in accordance with procedures approved by the Fund’s Board of Trustees, subject to the oversight of the Board.”

Statement of Additional Information

11. Under the “Fund History and Classification” section, please revise the disclosure related to pledges to specify the limitations on pledging by the Fund in the form of a non-fundamental policy.  Also, please confirm that the Fund does not enter into reverse repurchase agreements.  Under the discussion on illiquid securities, please revise the reference “the value of their net assets would be so invested” to “the value of their net assets would be so held.”

Response:  The Fund will revise the discussion as requested.  The Fund notes that it does not enter into reverse repurchase agreements.  With respect to the limit on pledging, the disclosure will read as follows: “The Fund will not pledge, mortgage, hypothecate or otherwise encumber any of its assets, except to the extent permitted by the 1940 Act.”

* * *

Very truly yours,

/s/Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	Richard L. Teigen